UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
HelloAva, Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       New York

       Date of organization
       June 14, 2016

Physical address of issuer
110 WALL ST, 2nd FL, NEW YORK, NY 10005

Website of issuer
www.helloava.co

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$39,430.00	$126,806.00
Cash & Cash Equivalents	$15,399.00	$101,435.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$24,299.00	$343,616.00
Long-term Debt	$356,000.00	$45,026.00
Revenues/Sales	$391,412.00	$72,144.00
Cost of Goods Sold	$231,690.00	$71,613.00
Taxes Paid	$911.90	$0.00
Net Income	-$342,364.00	-$673,876.00

4/17/2020

FORM C-AR

HelloAva, Inc



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by HelloAva, Inc, a New York Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.helloava.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/17/2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

4

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HelloAva, Inc (the "Company") is a New York Corporation, formed on June 14, 2016.

The Company is located at 110 WALL ST, 2nd FL, NEW YORK, NY 10005.

The Company's website is www.helloava.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

HelloAva is the first tech-enabled personalization platform that helps individuals discover personalized skincare products and regimen by leveraging smart learning and AI.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our cosmetics business is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved cosmetics business and thus may be better equipped than us to develop and commercialize cosmetics business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our cosmetics business will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the

U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2019, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HelloAva is the first tech-enabled personalization platform that helps individuals discover personalized skincare products and regimen by leveraging smart learning and AI.

Business Plan

We will use the proceeds from Republic campaign to further hire talents in engineering, expand our offering of product suites and features, and empower more CPG companies and retailers with personalized recommendation engine. Additionally, we will also allocate more resources in marketing, branding and user acquisition.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Automated beauty, cosmetic, and skincare consultation	The personalized recommendation of skincare products using AI and machine learning based on results from a quiz that consumers answer on the HelloAva site.	Currently women ages 18-65 living in the United States and territories.
Skincare products	E-commerce (skincare products) that's shipped direct to consumer	Currently women ages 18-65 living in the United States and territories.

n/a

products are shipped directly to consumers

Competition

The Company's primary competitors are Our indirect competitors may be considered Dermstore, Sephora, Ulta, Curology, Proven.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. While HelloAva does not currently have any direct competitors in the area of using AI to recommend and then sell personalized skincare regimens our indirect competitors may be considered Dermstore, Sephora, Ulta, Curology, Proven.

Supply Chain and Customer Base

The Company utilizes a manufacturing partner, a third-party logistics partner to warehouse and distribute the Products to customers, and several quality ingredient suppliers. The Company also requires e-commerce storefront and marketing resources (such as Shopify) to host its website, and additional channels to market the Products.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier

Currently women ages 18-65 living in the United States and territories.

Intellectual Property

The Company is dependent on the following intellectual property:

Technology platform, machine learning algorithm, design and trademarks, UI/UX, backend recommendation system, logo, brand taglines

Governmental/Regulatory Approval and Compliance

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Litigation

Parties	Description	Damages	Status
Metabeauty	Metabeauty filed a complaint that some of our marks have infringed on theirs	N/A	Threatened

Other

The Company's principal address is 110 WALL ST, 2nd FL, NEW YORK, NY 10005

The Company has the following additional addresses:

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Siqi Mou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and director of the company, responsible for overseeing all operational choices, fundraising, hiring, and associated activities.

Education

Stanford University (B.A. in Economics), Harvard Kennedy School of Government (MPA), Stanford Graduate School of Business (MBA)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Siqi Mou

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and director of the company, responsible for overseeing all operational choices, fundraising, hiring, and associated activities.

Education

Stanford University (B.A. in Economics), Harvard Kennedy School of Government (MPA), Stanford Graduate School of Business (MBA)

Name

Kailu Guan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operational Management and Strategy

Education

Parsons School of Design (B.F.A. - Bachelor of Fine Arts)

Name

William Wenhan Zhang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Oversees product development and integrity, user experience, and all facets of the Company platform.

Education

Beijing University (Bachelor of Science), Columbia University (Masters of Science, Computer Science)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,070,000
Voting Rights	May vote on board composition, other statutorily required matters
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No preferred equity has been issued in the company. The common stock of the company constitutes a pro rata percentage of the company's total capitalization, of which the Crowd SAFE will be a part upon conversion.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	940,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Outstanding SAFE instruments will automatically convert to preferred equity in an equity financing with a total investment amount, excluding converting instruments, of at least $1,000,000. These converting SAFES will dilute the overall ownership percentage of any converting Crowd SAFE's in that round and in the capitalization of the company overall.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$350,000.00
Interest rate and payment schedule	6%
Amortization schedule	
Describe any collateral or security	
Maturity date	May 17, 2021
Other material terms	The Convertible Notes were issued over the course of ten months beginning in July 2016, and ending in May 2017. The three Notes issued during this period included valuation caps of $4,000,000, $5,000,000, and $7,000,000 respectively.

The total amount of outstanding debt of the company is $356,000 .

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	1	$200,000.00	Operations and growth	April 3, 2017	Rule 506(b)
Convertible Notes	1	$50,000.00	Operations and growth	May 21, 2017	Rule 506(b)
Convertible Notes	1	$100,000.00	Operations and growth	May 21, 2017	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	10	$815,000.00	Operations and growth	June 25, 2016	Rule 506(b)
SAFE (Simple Agreement for Future	3	$125,000.00	Operations and growth	April 17, 2019	Rule 506(b)

Equity)					

Ownership

A majority of the Company is owned by Siqi Mou.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Siqi Mou	79.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

To date, the Company has not become profitable and relies on external financing to fund its operations.The Company is a startup company. Since inception, the Company has relied primarily upon issuances of securities or debt instruments to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. If the Company fails to raise the Minimum Amount in this Offering and/or fails to execute its business plan successfully, then the Company will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations. The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Liquidity and Capital Resources

On 9/23/2019 the Company conducted an offering pursuant to Regulation CF and raised $195,158.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Siqi Mou
(Signature)

Siqi Mou
(Name)

Founder, CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Siqi Mou
(Signature)

Siqi Mou
(Name)

Founder, CEO and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

HelloAva, Inc

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking x7216	476.19
Chase HY Savings x7273	8,813.21
PayPal	0.00
PayPal Clearing	0.00
Stripe Clearing	0.00
Stripe Merchant Account	4,344.36
SVB Analysis Checking x5844	1,765.53
Total Bank Accounts	**$15,399.29**
Other Current Assets	
Accrued Revenue	0.00
Inventory Asset	10,000.00
Money In Transit	0.00
Other Receivables	0.00
Prepaid Expenses	11,427.89
Uncategorized Asset	0.00
Total Other Current Assets	**$21,427.89**
Total Current Assets	**$36,827.18**
Fixed Assets	
Computers & Equipment	3,047.00
Accumulated Depreciation - Computers & Equipment	-444.00
Total Computers & Equipment	**2,603.00**
Total Fixed Assets	**$2,603.00**
Other Assets	
Rental Security Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$39,430.18**

HelloAva, Inc

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Biz Select x5235	12,994.89
Chase Credit Card (5351)	11,305.10
FA Chase Business x 7628	0.00
SM Chase Business x7562	0.00
Total Credit Cards	**$24,299.99**
Other Current Liabilities	
401(K) Liability	21.72
Accrued Expenses	19,833.69
Employee Commuter Benefits Liability	31.71
Payroll Liability	1,848.76
Reimbursement Liability	0.00
Sales Tax Payable	203.91
Shopify Gift Card Liabilities	40.00
Unearned Revenue	0.00
Total Other Current Liabilities	**$21,979.79**
Total Current Liabilities	**$46,279.78**
Long-Term Liabilities	
Convertible Notes	350,000.00
Accrued Interest On Convertible Notes	6,000.00
Total Convertible Notes	**356,000.00**
Total Long-Term Liabilities	**$356,000.00**
Total Liabilities	**$402,279.78**
Equity	
Additional Paid-in Capital	0.30
Common Stock	2,549.00
Opening Balance Equity	0.00
Retained Earnings	-1,179,384.53
SAFE Convertible Securities	1,156,350.00
Net Income	-342,364.37
Total Equity	**$ -362,849.60**
TOTAL LIABILITIES AND EQUITY	**$39,430.18**

HelloAva, Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	391,412.56
Returns, Allowances, and Discounts	-6,188.01
Stripe Returns	-40,235.04
Total Sales	**344,989.51**
Total Income	**$344,989.51**
Cost of Goods Sold	
COS - Shipping, Freight & Delivery	22,976.51
Cost of Goods Sold	197,961.45
Merchant Fees	10,752.34
Total Cost of Goods Sold	**$231,690.30**
GROSS PROFIT	**$113,299.21**
Expenses	
Employee Related	
Employee Perks	43,120.80
Health Insurance	9,905.45
Payroll	
Employer Payroll Taxes	3,365.41
Gross Wages	49,617.67
Bonuses	273.14
Total Gross Wages	**49,890.81**
Total Payroll	**53,256.22**
Payroll & Benefits Administration	1,928.16
Recruiting	770.43
Workers' Compensation	152.00
Total Employee Related	**109,133.06**
Facilities	
Moving & Storage	325.00
Rent	27,605.92
Repairs & Maintenance	17.41
Utilities	0.00
Total Facilities	**27,948.33**
General & Administrative	
Bank Fees	184.92
Business Insurance	522.57
Office Expenses	23,615.94
Other Contractors	37,229.75
Shipping and Handling	114.79
Total General & Administrative	**61,667.97**
Hosting	1,600.95

HelloAva, Inc

PROFIT AND LOSS
January - December 2019

	TOTAL
IT Expense	
Software & Web Services	21,731.93
Telephone and Internet	259.21
Total IT Expense	**21,991.14**
Licenses and Fees	23.00
Meals & Entertainment	
Entertainment	818.19
Meals	5,820.03
Total Meals & Entertainment	**6,638.22**
Professional Fees	
Engineering, Product & Design	38,838.92
Finance & Accounting	9,513.21
Legal	9,554.00
Operations Contractor	70,722.29
Total Professional Fees	**128,628.42**
Sales & Marketing	
Advertising	86,347.71
Branding	563.00
Promotional Materials	1,152.22
Sales	407.06
Sales & Marketing Contractors	4,396.79
Total Sales & Marketing	**92,866.78**
Travel	199.15
Air Travel	534.99
Ground Transportation & Parking	3,440.47
Lodging	198.00
Total Travel	**4,372.61**
Total Expenses	**$454,870.48**
NET OPERATING INCOME	**$ -341,571.27**
Other Income	
Interest Earned	13.50
Other Income	105.30
Total Other Income	**$118.80**
Other Expenses	
Taxes	911.90
Total Other Expenses	**$911.90**
NET OTHER INCOME	**$ -793.10**
NET INCOME	**$ -342,364.37**